UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-50350

PPL MONTANA, LLC
(Exact name of registrant as specified in its charter)

303 North Broadway, Suite 400, Billings, Montana 59101, 406-237-6900
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

8.903% Pass Through Certificates due 2020
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)(i) [ ] Rule 12g-4(a)(1)(ii)[ ] Rule 12g-4(a)(2)(i) [ ] Rule 12g-4(a)(2)(ii)[ ]	Rule 12h-3(b)(1)(i) [X] Rule 12h-3(b)(1)(ii)[ ] Rule 12h-3(b)(2)(i) [ ] Rule 12h-3(b)(2)(ii)[ ] Rule 15d-6 [ ]

Approximate number of holders of record as of the certification or notice date: Sixteen (16)

Pursuant to the requirements of the Securities Exchange Act of 1934, PPL Montana, LLC has
caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 27, 2004	By:	/s/ Russell R. Clelland Name: Russell R. Clelland Title: Assistant Treasurer